21004625

SEC Mail Processing Section
AUG 27 2021
Washington DC
415

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2020 (MM/DD/YY) AND ENDING June 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way, Suite #101
(No. and Street)

Grasonville	MD	21638
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O Brittingham Jr (410) 827-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, LLC
(Name – *if individual, state last, first, middle name*)

955 Mount Hermon Rd	Salisbury	MD	21804
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest O Brittingham Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Herbert J. Geary III
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Mark A. Welsh

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
International Money Management Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of International Money Management Group, Inc. (a Maryland corporation) as of June 30, 2021 and 2020, and the related statements of income (loss), changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Money Management Group, Inc.'s management. Our responsibility is to express an opinion on International Money Management Group, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Money Management Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574

Auditors' Report on Supplemental Information

The supplemental information listed below and the related notes to the supplemental schedules have been subjected to audit procedures performed in conjunction with the audit of International Money Management Group, Inc.'s financial statements.

- Schedule I – Computation of Net Capital Under SEC Rule 15c3-1
- Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption)
- Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)

The supplemental information is the responsibility of International Money Management Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

TGM Group LLC

We have served as International Money Management Group, Inc.'s auditor since 2007.

Salisbury, Maryland

August 24, 2021

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2021 and 2020

	2021	2020
ASSETS		
Cash and cash equivalents	$ 51,309	$ 27,683
Deposits with clearing organizations	50,000	50,000
Commissions receivable	15,659	7,513
Service fees receivable	55,028	43,664
Other assets	8,231	7,933
Deferred tax asset	11,281	11,307
Total assets	$ 191,508	$ 148,100
LIABILITIES		
Commissions payable	$ 43,374	$ 13,886
Service fees payable	38,520	30,565
Due to affiliate - BIC	29,491	23,586
Total liabilities	111,385	68,037
STOCKHOLDER'S EQUITY		
Capital stock, $.05 par value, 2,000,000 shares authorized, 271,136 shares issued and outstanding	$ 13,555	$ 13,555
Additional paid-in capital	74,443	74,443
Retained earnings (Accumulated deficit)	(7,875)	(7,935)
Total stockholder's equity	80,123	80,063
Total liabilities and stockholder's equity	$ 191,508	$ 148,100

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF INCOME (LOSS)
For the Years Ended June 30, 2021 and 2020

		2021		2020
REVENUES				
Mutual fund	$	300,656	$	290,282
Stock and bond		137,159		103,731
Variable annuity and pension		65,367		48,815
Life insurance		27		49
FDIC Fees		25		16,954
Total revenues		503,234		459,831
EXPENSES				
Commissions and bonuses		297,099		219,361
Overhead		139,830		182,271
Licensing and insurance		2,468		6,866
Professional fees		5,978		14,987
Clearing		57,069		52,381
Miscellaneous		617		2,000
Total expenses		503,061		477,866
OTHER INCOME (EXPENSE)				
Interest, net		(87)		283
Miscellaneous		-		329
Total other income		(87)		612
Net Income(Loss) Before Income Taxes		86		(17,423)
Provision for income tax (expense) benefit		(26)		5,097
NET INCOME (LOSS)	$	60	$	(12,326)

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2021 and 2020

	Capital stock				Additional		Retained Earnings (Accumulated		
	Shares		Amount		paid-in capital		Deficit)		Total
Balances, June 30, 2019	271,136	$	13,555	$	74,443	$	4,391	$	92,389
Net loss	-		-		-		(12,326)		(12,326)
Balances, June 30, 2020	271,136	$	13,555	$	74,443	$	(7,935)	$	80,063
Net Income	-		-		-		60		60
Balances, June 30, 2021	**271,136**	**$**	**13,555**	**$**	**74,443**	**$**	**(7,875)**	**$**	**80,123**

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2021 and 2020

		2021		2020
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income(loss)	$	60	$	(12,326)
Adjustments to reconcile net income(loss) to net cash (used in) provided by operating activities:				
Provision for income taxes		26		(5,097)
Decrease (increase) in commissions receivable		(8,146)		13,235
Decrease (increase) in service fees receivable		(11,364)		209
Decrease (increase) in other assets		(298)		4,950
Increase (decrease) in commissions payable		29,487		(957)
Increase (decrease) in service fees payable		7,955		(147)
Increase (decrease) in due to affiliate - BIC		5,906		(8,986)
Net cash provided by (used in) operating activities		23,626		(9,119)
Net increase (decrease) in cash		23,626		(9,119)
Cash, beginning of fiscal year		27,683		36,802
Cash, end of fiscal year	$	51,309	$	27,683

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended June 30, 2021 and 2020

Subordinated borrowings at July 1, 2019	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2020	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2021	$	-

The Notes to Financial Statements are an integral part of these statements

Note 1. The Company and its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and FINRA requirements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Commissions receivable also includes receivables from the Company's clearing organization, including commissions receivable from unsettled trades as of June 30.

During 2021, the Company adopted Accounting Standards Update 2016-13 (Topic 326). In accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*, the Company accounts for estimated credit losses on financial assets at an amortized cost basis. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company had no past due or non-accrual receivables as of June 30, 2021 or 2020. Management believes that all receivables were fully collectible; therefore, no allowance for credit losses was recognized at June 30, 2021 or 2020, and no provision for credit losses was recorded for the years ended June 30, 2021 and 2020.

Note 1. The Company and Its Significant Accounting Policies (Continued)

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Officers Commission

In accordance with an agreement between International Money Management Group, Inc. and the officers of the Company, the officers are paid commissions at 49.5% each (total of 99%) of net adjusted income after paying all broker/dealer direct expenses, associate commissions, and overhead expenses (see Note 3). At June 30, 2021 and 2020 there was an officer commission payable included in commissions payable of $20,857 and $506, respectively. Officers' commission expense totaled $59,857 and $0 for the years ended June 30, 2021 and 2020, respectively.

Commission Revenues

The Company earns commissions that are transaction based and are recognized at the point in time that the transaction is executed, i.e., the trade date. Trades are considered optional, and there are no minimum trades stipulated in the customer contract. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Service Fee Revenues

Service fee revenues relate to direct (application way) mutual fund business and are recognized when earned. Up-front distribution fees are generally a fixed percentage of the share price, and the transaction price is fixed at the date the shares are sold to the investor. Ongoing trailing fees are generally variable. The fees are calculated as a fixed percentage of the then-current share value or net asset value and received on an ongoing basis, as long as the investor remains invested in the fund.

The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Service fee receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2021 and 2020, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and Its Significant Accounting Policies (Continued)

Financial Statement Presentation

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation. Stockholder's equity is unchanged due to these reclassifications.

Note 2. Due To/From Affiliate

In accordance with an agreement International Money Management Group, Inc. has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate as payment for overhead expense items. The indirect expenses are based on the Company's proportionate share of overall expenses. Overhead expense for the years ended June 30, 2021 and 2020 was $139,830 and $182,271, respectively.

International Money Management Group, Inc. receives monthly management service fee income that is payable to its affiliate, Bayview Investment Councel, Inc. There was an amount due to Bayview Investment Councel, Inc. at June 30, 2021 and 2020 of $29,491 and $23,586, respectively.

Note 3. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham and 50% by Wayne Humphries.

International Money Management Group, Inc. conducts securities transaction services for those client portfolios that are managed by Bayview Investment Councel, Inc. Bayview Investment Councel, Inc. is owned 50% by Ernest Brittingham and 50% by Wayne Humphries.

Note 4. Income Taxes

The components of the provision (benefit) for income tax for the year ended June 30, 2021 and 2020 are as follows:

	2021	2020
Current income taxes:	$ -0-	$ -0-
Income tax receivable:	-0-	-0-
Deferred income taxes:	26	(5,097)
Income tax provision (benefit)	$ 26	$ (5,097)

The components of net deferred income tax are as follows at June 30, 2021 and 2020.

Deferred tax asset:	2021	2020
Commission and service fee payables	$ 23,953	$ 13,002
Net operating loss carryforward	10,412	15,595
	$ 34,365	$ 28,597
Deferred tax liability:		
Commission and service fee receivables	$ (23,084)	$ (17,290)
	$ (23,084)	$ (17,290)
Reflected in the balance sheet as a:		
Net deferred tax asset	$ 11,281	$ 11,307

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables and net operating loss will be fully utilized in future periods.

Certain transactions of the Company may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for Federal income tax purposes may differ from net income in these financial statements.

ASC 740-10 prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses.

Note 4. Income Taxes (Continued)

No interest or penalties have been accrued or charged to expense as of June 30, 2021.

The Company's Federal and Maryland tax returns for tax years 2018, 2019, and 2020 are subject to examination, generally for three years after they are filed.

At June 30, 2021 and 2020, the Company had $35,599 and $53,316, respectively, of net operating loss carryforwards for income tax purposes. The net operating loss that occurred prior to December 31, 2017, will expire in 2036. Any deductions from income will be allowed at 100% until fully used. Any net operating losses occurring after January 1, 2018, will be deducted at 80% and carried forward indefinitely. The prior to December 31, 2017 balance of $4,102 will be carried forward to future tax years estimating deferred federal tax asset of $861 and deferred state tax asset of $338. The balance occurring after January 1, 2018 of $31,497 will be carried forward to future tax years estimating deferred federal tax asset of $6,614 and deferred state tax asset of $2,599.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2021, the Company had net capital of $49,617 which was $42,191 in excess of its required amount of $7,426.

Note 6. Subsequent Events

The Company has evaluated subsequent events through August 24, 2021, the date the financial statements were available to be issued.

SUPPLEMENTAL FINANCIAL INFORMATION

Schedule I
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2021

Net capital		
Total stockholders' equity	$	80,123
Deductions:		
Non-allowable assets:		
Service fees, net		10,994
Other assets		19,512
Total non-allowable assets		30,506
Net capital	$	49,617
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	43,374
Service fees payable		38,520
Due to affiliate		29,491
Income taxes payable		-
Total aggregate indebtedness	$	111,385
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt $7,426 or $5,000, whichever is greater	$	7,426

See Report of Independent Registered Public Accounting Firm

Schedule II

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2021 and 2020

	2021	2020
Customer funds held in excess	$ -	$ -
Amount in reserve bank account	$ -	$ -

See Report of Independent Registered Public Accounting Firm

Schedule III
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2021

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

See Report of Independent Registered Public Accounting Firm

NOTES TO SUPPLEMENTAL SCHEDULES

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2021.

Net capital per June 30, 2021 FOCUS report	$	49,617
Year-end adjustments		-
Net capital per Schedule I	$	49,617

Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, there are no material differences with regard to the above reconciliation and the FOCUS report for the period ended June 30, 2021.

OTHER INFORMATION

Herbert J. Geary III
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Mark A. Welsh

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION STATEMENT UNDER RULE 15c3-3

To the Board of Directors and Stockholders
International Money Management Group, Inc.

We have reviewed management's statements, included in the accompanying Statement Regarding Exemption Report Under Rule 15c3-3, in which (1) International Money Management Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Money Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) International Money Management Group, Inc. stated that International Money Management Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Money Management Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Money Management Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TGM Group LLC

Salisbury, Maryland
August 24, 2021

IMMG

International Money Management Group, Inc. - Investment Bankers - Member FINRA - SIPC
Wells Cove
110 Channel Marker Way, Suite 101
Grasonville, MD 21638
Phone: (410) 827-4005 Fax: (410) 827-0797

Statement Regarding Exemption Report Under Rule 15c3-3

July 9, 2021

Broker Dealer:
International Money Management Group, Inc.
110 Channel Marker Way, Suite #101
Grasonville, MD 21638
Web CRD #14367

International Money Management Group, Inc. claims exemption from Rule 15c3-3 under provision (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. This exemption was met throughout the most recent fiscal year without exception.

Ernest (Chip) O. Brittingham, Jr.
President
(410) 827-4005 chip@immgki.com

JTL (Rule15c-3ExemptionStatement07-09-21.docx)